Exhibit 99.1

For Immediate Release

Bell Media President and Vice-Chair, BCE Inc. Wade Oosterman retiring from Bell at the end of the year, Sean Cohan to lead Bell Media forward

MONTRÉAL, October 3, 2023 – BCE Inc. (TSX, NYSE: BCE) announced today that Sean Cohan will assume leadership of Bell Media and join the BCE leadership team on November 1, following the retirement of Wade Oosterman.

“On behalf of everyone at Bell I want to thank Wade for his leadership in making Bell a strong competitor in Canadian communications and media. Over the years, Wade has done outstanding work to advance Bell’s Strategic Imperatives, as well as playing a key role in the transformation of Bell Media with a focus on content leadership and digital innovation. Wade will remain in his role as Vice-Chair, BCE Inc. and Bell Canada until early January, 2024, and will provide support to the new President of Bell Media to ensure a smooth transition.”

•	Mirko Bibic, President and CEO of BCE Inc. and Bell Canada

Sean Cohan

Sean joins Bell Media having spent decades in media and consumer businesses, including a 15-year tenure at A+E Networks ultimately in the role of President, International and Digital Media. He and his A+E teams are credited with driving global content, digital, and commercial transformation and notable growth across the business. Most recently, Sean was Chief Growth Officer & President at Nielsen, a global measurement and data analytics leader, where he directed strategy, corporate development, partnerships and all international teams and activities. He and his teams were responsible for significant innovation, growth, and change at this hundred-year-old company.

“I look forward to working with Sean as he leads the Bell Media team in delivering the most compelling content across every platform. Sean and his leadership team will be responsible for Bell Media’s portfolio of premier entertainment, news and information assets. These industry-leading platforms include CTV, Canada’s most watched network for 22 years; CTV News, Canada’s most watched news; TSN and RDS, the top English and French-language sports broadcasters in the country; and Crave, the leading Canadian-owned streaming platform.”

•	Mirko Bibic, President and CEO of BCE Inc. and Bell Canada

Sean is a purpose-driven leader who adopts a people-first management style and champions DEI causes. He enjoys partnering with content-makers, technologists, and business executives alike, and has a successful creative deal-making track record from commercial to M&A. Sean holds several Board positions, including the Banff World Media Festival since January 2016. In 2022, Savoy Magazine named him to both the Most Influential Black Corporate Directors and Most Influential Black Executives in Corporate America.

Sean will also serve as an Executive Officer to BCE.

About BCE

BCE is Canada’s largest communications company,i providing advanced Bell broadband wireless, Internet, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

About Bell Media

Bell Media is Canada’s leading content creation company with premier assets in television, radio, digital and out-of-home media, including 35 television stations that are part of the CTV and Noovo networks; 27 specialty channels, including sports leaders TSN and RDS; bilingual TV and streaming service Crave; the iHeartRadio Canada brand encompassing 215 music channels, including 103 radio stations in 58 Canadian markets; and the Astral out-of-home advertising network. Bell Media’s suite of data-enabled products combines the innovation, content, and technology of Bell and Bell Media to build an integrated, automated, and privacy-compliant future for Canadian marketers. Bell Media is also a partner in Montréal’s Grande Studios, Just for Laughs and Dome Productions, one of North America’s leading production facilities providers. Bell Media is part of BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company. Learn more at BellMedia.ca.

Media inquiries

Ellen Murphy

media@bell.ca

Investor inquiries

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca

i	Based on total revenue and total combined customer connections

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